

February 8, 2013

John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: New Mountain Finance Corporation
File Nos. 333-185955 & 814-832

New Mountain Finance Holdings, LLC
File Nos. 333-185954 & 814-839

Dear Mr. Mahon:

We have reviewed the registration statement for New Mountain Finance Corporation (the "Fund") and New Mountain Finance Holdings, LLC (the "Operating Company") filed on Form N-2 on January 10, 2013, in connection with the shelf registration of common stock of the Fund and the registration of common stock of certain Selling Stockholders. A request has been made for selective review of the registration statement. In connection with our review of the financial information in the registration statement, we have also reviewed recently filed reports on Form 10-Q. Based on our review, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Prospectus Summary — Recent Developments (Page 4)

1.   The second paragraph of this section states that the "advance rate" for borrowings under the Holdings Credit Facility was increased from 67% to 70% on specified first lien debt securities. Similarly, the third paragraph states that the advance rate for borrowings under the SLF Credit Facility has also been increased from 67% to 70%. Please explain the term "advance rate" in plain English. In addition, please ensure that the increase in the advance rate is reflected consistently throughout the registration statement. For example, it appears that the first two paragraphs on page 94 of the section captioned "Business – The Company" includes references to the 67% rate only, not the increased rate of 70%.

Prospectus Summary — Competitive Advantages — Proven and Differentiated Investment Style With Areas of Deep Industry Knowledge (Page 5)

2.   The second paragraph of this section uses the terms "end markets" and "secular headwinds," which may be unfamiliar to some investors. Please provide plain English explanations of these terms.

Fees and Expenses (Page 16)

3.   The "Total annual expense" ratio in the fee table is 7.6%. The Financial Highlights on page F-64 shows the Ratio to average net assets: Total expenses (net of expenses reimbursable) for the nine months ended September 30, 2012 as 8.71%. Please explain to us why these amounts are different.

Risks Related To Our Operations — Pending legislation may allow the Operating Company to incur additional leverage (Page 43)

4.   This section explains that the Operating Company generally is not permitted to borrow unless immediately after a borrowing the Operating Company has asset coverage for total borrowings of at least 200%. The section includes a parenthetical explaining 200% asset coverage is "the amount of debt that may not exceed 50% of the value of our assets." Please make clear that "assets" here refers to total assets. Please also explain 200% asset coverage in terms of net assets (*i.e.*, 200% asset coverage means the Operating Company may borrow an amount equal to 100% of net assets).

Business — The Company (Page 92)

5.   The second paragraph on page 94 of this section states that "[d]ue to a fifth amendment to the SLF Credit Facility on October 27, 2011, NMF SLF is no longer restricted from the purchase or sale of loans with an affiliate." NMF SLF, as an entity that is controlled by the Operating Company, is subject to Section 57 of the Investment Company Act of 1940, which prohibits or restricts transactions with certain related parties. Please explain to us what types of affiliated transactions in which NMF SLF may engage and how such transactions are consistent with Section 57.

PART C — OTHER INFORMATION:

Item 25. Financial Statements and Exhibits

6.   Exhibit l on page C-3 provides that a legality opinion will be filed by amendment. Please confirm to us that a legality opinion will be filed as a post-effective amendment with respect to each takedown of shares from the shelf. *See* Staff Legal Bulletin No. 19 (CF) (Oct. 11, 2011), text at note 26.

COMMENTS ON REPORT ON FORM 10-Q

7.   On November 12, 2012, the Fund filed a report on Form 10-Q, which includes certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the principal executive officer and the chief financial officer of the Fund. A review of the certifications shows that subparagraph (b) to paragraph 4 was omitted. Please explain to us the basis for this omission.

GENERAL COMMENTS:

8.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

9.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

11.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

13.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel